Exhibit 99

For Immediate Release

FORDING FILES INFORMATION CIRCULAR FOR SPECIAL MEETING
TO VOTE ON CONVERSION TO INCOME TRUST

Board Unanimously Recommends Approval

CALGARY – November 25, 2002 – Fording Inc. (TSX/NYSE: FDG) announced today that it has filed an information circular and related materials for its Special Meeting on December 20, 2002 and has begun mailing the materials to securityholders.

At the Special Meeting, securityholders will be asked to vote on a Plan of Arrangement that would convert Fording into an income trust. Approval requires the support of two-thirds of all those voting at the meeting as well as a court ruling that the Plan of Arrangement is fair.

“Fording is well-suited to an income trust structure,” said Jim Gardiner, President and Chief Executive Officer of Fording. “It has a long history of positive cash flow, uninterrupted years of profitability, low sustaining capital expenditures and long reserve life at each of its operations. In addition, in its current corporate form, the Company pays significant cash taxes.”

Through the Plan of Arrangement, shareholders would receive one Unit of the Fording Income Trust and a cash payment of $3.00 for each Fording Common Share they hold. Shareholders with 20 Common Shares or less and who do not elect to receive Units will receive the market value of their shares in cash. Optionholders will receive equivalent-value options exercisable for Units.

The Board of Directors unanimously recommends approval of the Plan of Arrangement and resulting conversion into an income trust for several reasons, including:

•	It should lead to more favourable market valuations being applied to the Units than have been used for the Common Shares. This should enhance Fording’s access to capital markets while the new Units would provide a more attractive form of non-cash consideration for possible acquisitions;

•	It unlocks the value of Fording’s significant cash flow for the benefit of shareholders. For example, it is expected that the Fording Income Trust’s cash distribution for the quarter ending March 31, 2003 would be approximately $0.90 per Unit, compared with the Company’s current quarterly dividend of $0.15 per Common Share;

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•	It provides an enhanced platform for growth in which the Company’s current shareholders can continue to participate;

•	It allows for the payment of $3.00 in cash per share;

•	It does not create a separate management company. The Company will continue to be managed by its existing experienced management team in a simple and cost-effective structure;

•	It does not rule out future transactions and allows the Board to continue to examine further value-enhancing strategies.

The Board has been advised by RBC Capital Markets that, from a financial point of view, the conversion through the Plan of Arrangement is fair to shareholders and is superior to the unsolicited offer made by Sherritt Coal Acquisition Inc.

“The Board and management of Fording take seriously their responsibility to enhance and maximize value for shareholders. We believe conversion to an income trust will achieve that objective,” said Richard Haskayne, Chairman of Fording’s Board of Directors. “Fording investors can be assured that we are examining other avenues to maximizing value and that, if an alternative is found that is superior, we will pursue it. We are committed to unlocking the long-term value of the Company.”

Fording urges all securityholders to read the Information Circular, and to vote at the Special Meeting or deliver their proxy no later than two days prior to the meeting. The meeting will be held on December 20 at 9:00 a.m., Mountain Time, at the Fairmont Palliser Hotel, 133 — 9 Avenue SW, Calgary, Alberta.

Shareholders are reminded not to tender their shares to the Sherritt offer for the reasons stated in Fording’s Directors’ Circular dated November 6, 2002.

The Company will continue to provide further information about the conversion beginning with an investor conference call Wednesday, November 27, 2002 and updates on the Company’s website www.fording.ca.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in Fording’s public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

SEDAR: 00016654E

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CONFERENCE CALL and WEBCAST: The Company will host a conference call for shareholders and analysts to discuss its proposed conversion into an income trust and the Special Meeting scheduled for December 20, 2002.

Management Participants:	Richard Haskayne, Chairman Jim Gardiner, President and Chief Executive Officer Allen Hagerman, Vice President and Chief Financial Officer Jim Popowich, Executive Vice President

Date: Wednesday, November 27, 2002

Time: 11:30 a.m. Eastern / 9:30 a.m. Mountain

Call-In Numbers: toll-free 1-800-814-4860 or 613-688-2795

The conference call can also be heard via webcast by visiting the Investor Relations, Event Calendar section of www.fording.ca.

A recording of the call will be available until midnight, Thursday, November 28, 2002 by calling toll-free 1-877-289-8525 or 416-640-1917 and entering pass code 223208 followed by the pound key.

Media are invited to participate in the call in listen-only mode and to contact the company at the numbers below for further information.

For further information, contact:

Investors	Media

Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222